Mail Stop 4720

Buhmsoo Choi
Chief Financial Officer
Shinhan Financial Group
120, 2-Ga, Taepyung-Ro
Jung-Gu
Seoul 100-102, Korea

> **Re: Shinhan Financial Group**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2008**
> **Filed June 30, 2009**
> **File Number: 001-31798**

Dear Mr. Choi:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings.   In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Financial Statements, page F-4

Note 8 – Loans, page F-36

1.   On page F-37 we note the significant increase in the amount of your impaired loans as of December 31, 2008 as compared to the preceding year. We also note that only a small portion of these loans comprises smaller balance homogenous loans collectively evaluated for impairment. Considering your accounting policy disclosure on page F-15 that your measurement of the impairment of a loan is based on the present value of future expected cash flows or the fair value of the collateral for collateral dependent loans please address the following:

- Please tell us what portion of your impaired loans are evaluated for impairment based on the fair value of the collateral;
- Please tell us why the table on page F-69 displaying the items measured at fair value on a nonrecurring basis does not include impaired loans. Refer to paragraph 33 of SFAS 157.
- In the event you have impaired loans which are evaluated for impairment based on the fair value of the collateral, please tell us and revise future filings to provide an enhanced discussion of your procedures for determining the fair value, including the use of external appraisals, the frequency of the appraisals, and how this impacts the amount and timing of your periodic loan provisions and charge-offs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief